SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 December, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 23 December, 2009 re: Group Corporate Structure Change

127
/09

23
 December 2009
LLOYDS BANKING GROUP
ANNOUNCES INTENTION TO TRANSFER ITS HOLDINGS IN HBOS PLC TO LLOYDS TSB BANK PLC
Lloyds Banking Group plc
("Lloyds Banking Group") today announces its intention to

adjust the Group's corporate structure
and
 transfer its current
holding in HBOS plc
 ("HBOS")
to Lloyds TSB Bank plc
("Lloyds TSB"). Following this move Lloyds TSB will become the immediate parent of HBOS. Lloyds Banking Group will continue to directly own Lloyds TSB
 but, as a result of this transaction will own HBOS indirectly
, as Lloyds TSB will be
 the immediate parent of HBOS.

This transfer follows a review by management of the structure of Lloyds Banking Group and a programme to develop and implement a legal entity structure that is efficient from a
financial,
regulatory and capital perspective.
  It also streamlines
reporting and disclosure
requirements, reduces costs
and improves
capital efficiencies.

The capital ratios of Lloyds Banking Group will not change as
 a
 result of this restructure.

The proposed transfer of HBOS
is not expected to
 have any impact upon staff or customers, whose relationships with the legal entities in the Lloyds Banking Group will remain unchanged as a result of this transfer.

There is also
no intention
 to alter the banking licences in operation within Lloyds Banking Group.
  It is the current intention that
 both Lloyds
TSB and Bank of Scotland plc
will retain
 their banking licences.

The proposed transfer
has been approved
 by
the
Financial Services Authority,
and the Group
 currently
expects it to
 become effective on 1 January 2010.

- END -

For further information:

Investor R
elations
Michael Oliver
    +44 (0) 20 7356 2167
Director of Investor Relations
Email:
michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe

+44 (0) 20 7356
1571
Head
of Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media
R
elations
Mark Elliott
    +44 (0) 131 1243 5572
Head of Media Relations
Email:
mark.elliott2@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.

The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  23 December, 2009